Exhibit 21.1

LIST OF SUBSIDIARIES

1.	Axiom III, Inc. has the following subsidiary:

Axiom First Corp., a Massachusetts corporation, doing business in its own name.

2.	Axiom First Corp. has the following subsidiary:

Axiom Second Corp., a Massachusetts corporation, doing business in its own name.